

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2015

Via E-mail
Michael D. Watford
Chief Executive Officer
Ultra Petroleum Corp.
400 North Sam Houston Parkway East
Suite 1200, Houston, Texas 77060

> **Re: Ultra Petroleum Corp.**
> **Form 10-K for the Fiscal Year ended December 31, 2014**
> **Filed February 24, 2015**
> **Response Letter dated June 5, 2015**
> **File No. 1-33614**

Dear Mr. Watford:

We have reviewed your response letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2015

Financial Statements

Note 16 - Disclosure about Oil and Gas Producing Activities (Unaudited), page 89

1.   As noted in comment three of our April 8, 2015 letter:

- for the last fiscal five years, the total cumulative conversion of your PUD reserves is approximately 63% of the PUD reserves available for drilling at the beginning of this period and 56% of the PUD reserves at the end; and

- for the last three fiscal years, the total cumulative conversion is about 38% of the PUD reserves available at the beginning of the years and 35% of the PUD reserves available at the end of the years.

The annual conversion rates underlying these cumulative conversion amounts are substantially below the annual conversion rates implied by the five year limitation on PUD reserves as set forth in Rule 4-10(a)(31)(ii) of Regulation S-X.

Similarly, as indicated in your response to prior comment number five from our letter dated April 8, 2015, over the period from 2011 to 2014, you did not develop your reserves according to the development plans underlying your year-end reserve estimates. In this regard, we note that, of the 680 locations scheduled to be drilled in the first year immediately following each year-end reserve estimates, only 400, or less than sixty percent, were actually drilled in accordance with your plans.

The definitions provided in paragraphs 22 and 31 of Rule 4-10(a) of Regulation S-X indicate that it is only appropriate to claim proved undeveloped reserves if it is reasonably certain that the project to develop the reserves will commence within five years, unless specific circumstances justify a longer time. Compliance and Disclosure Interpretation 131.04 further clarifies that the mere intent to develop does not constitute "adoption" of a development plan and therefore would not, in and of itself, justify recognition of reserves.

Given the definitions and interpretations applicable to proved undeveloped reserves, and that you have not developed your reserves according to the plans underlying your disclosed reserve estimates, we believe you should revise your reported reserve volumes and the internal controls used in your reserve estimation process to limit disclosed proved undeveloped reserve volumes to those quantities which are reasonably certain to be developed within five years of booking.

You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704, if you have questions regarding comments on property related matters. Please contact John Cannarella at (202) 551-3337 or me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director